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                                                              Exhibit 12(b)


                              XEROX CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                (In Millions)

                         Three Months ended
                              March 31,        Year ended December 31,

                             1997   1996   1996   1995   1994   1993*   1992
Fixed charges:
  Interest expense          $ 135  $ 148 $  592 $  603 $  520  $ 540  $  627
  Rental expense               34     35    140    142    170    180     187
  Preferred stock dividend
   of subsidiary                6      -      -      -      -      -       -
    Total fixed charges
       before capitalized
       interest               175    183    732    745    690    720     814
  Capitalized interest          -      -      -      -      2      5      17
    Total fixed charges     $ 175  $ 183 $  732 $  745 $  692  $ 725  $  831

Earnings available for fixed
  charges:
  Earnings **               $ 450  $ 404 $2,067 $1,980 $1,602  $(193) $1,183
  Less undistributed
      income in minority
      owned companies         (23)   (20)   (84)   (90)   (54)   (51)    (52)
  Add fixed charges before
      capitalized interest    175    183  __732  __745  __690    720   __814
  Total earnings available
      for fixed charges     $ 602  $ 567 $2,715 $2,635 $2,238  $ 476  $1,945

Ratio of earnings to
  fixed charges (1)(2)       3.44   3.10   3.71   3.54   3.23   0.66    2.34


(1) The ratio of earnings to fixed charges has been computed based on Xerox' continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest, by total fixed charges. Fixed charges consist of interest, including capitalized interest, and one-third of rent expense as representative of the interest portion of rentals. Debt has been assigned to discontinued operations based on historical levels assigned to the businesses when they were continuing operations adjusted for subsequent paydowns. Discontinued operations consist of Xerox' Insurance and Other Financial Services businesses and its real-estate development and third-party financing businesses.

(2) Xerox' ratio of earnings to fixed charges includes the effect of, Xerox' finance subsidiaries which primarily finance Xerox equipment. Financing businesses are more highly leveraged and, therefore, tend to operate at lower earnings to fixed charges ratio levels than do non-financial businesses.

* 1993 earnings were inadequate to cover fixed charges. The coverage deficiency was $249 million.

** Sum of "Income (Loss) before Income Taxes, Equity Income and Minorities' Interests" and "Equity in Net Income of Unconsolidated Affiliates."

(22)